Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Alternext U.S. – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 1 - 2009

JANUARY 14, 2009
FOR IMMEDIATE RELEASE

AURIZON ANNOUNCES 2008 GOLD PRODUCTION AND PLANS FOR 2009

Aurizon Mines Ltd. (TSX:ARZ; NYSE Alternext U.S.:AZK) is pleased to announce its 2008 gold production and its plans for 2009.

2008 Gold Production

Gold production from Aurizon’s 100% owned Casa Berardi mine for the year ended December 31, 2008, totalled 158,830 ounces from the processing of 654,397 tonnes at an average grade of 8.2 grams of gold per tonne.  Recoveries for the year averaged 92.5%.  Gold production was in line with the most recent guidance of 155,000 to 160,000 ounces.

Fourth Quarter, 2008 Gold Production

Ore processed in the fourth quarter amounted to 169,291 tonnes at an average grade of 7.7 grams of gold per tonne.  The average daily mine production for the quarter was 1,840 tonnes per day, up from the previous quarter’s rate of 1,754 tonnes per day.  Mill recoveries of 91.5% resulted in gold production of 38,364 ounces for the quarter.

“Aurizon had a strong 2008” said David P. Hall, President and Chief Executive Officer.  “The significant cash flow from Casa Berardi enabled us to reduce debt and increase cash balances during the year.  In 2009, we will focus on controlling costs, maintaining a strong financial position and maximizing opportunities to develop our assets and grow our future production profile”

Forecast Gold Production for 2009

It is estimated that Casa Berardi will produce between 150,000 to 155,000 ounces of gold in 2009 at an average grade of 7.9 grams of gold per tonne.  Average daily mine production is estimated at 1,800 tonnes per day, in line with 2008.  The slight decrease in gold production from 2008 is attributable to lower average gold grades.  Approximately 60% of the production will come from Zone 113, 30% from the recently developed Lower Inter Zone, and the residual 10% from smaller zones and development material.

In 2009, assuming a Canadian/U.S. dollar exchange rate of 1.20, average total cash costs per ounce are anticipated to approximate US$390 per ounce.  Onsite mining, milling and administration costs are expected to average $108 per tonne, in line with 2008 experience.

Sustaining capital expenditures at Casa Berardi are estimated to be $13.0 million in 2009, primarily for the development of the upper and lower portions of Zone 113 and of the Lower Inter Zone.  An additional
$6.9 million is planned for infrastructure and equipment improvements.

January 14, 2009
News Release

Aurizon Announces 2008 Gold Production and Plans for 2009

Casa Berardi

At Casa Berardi, exploration will focus on the completion of the exploration drift at the 810 metre level of the West mine, and approximately 14,000 metres of drilling, to test the depth extension of Zone 113 and the continuity and extension of Zones 118 and 123-South.

In addition, approximately 21,000 metres of infill drilling will be performed on the north and upper limits of the Lower Inter Zone, the eastern part of Zone 113, and Zones 109 and 115.

A total of $8.5 million will be initially invested at Casa Berardi in 2009, including $3.5 million on underground development and infrastructure, and $5.0 million on approximately 35,000 metres of underground drilling.

Joanna

At Joanna, infill drilling of the Hosco deposit has been completed and an updated mineral resource estimate is expected to be completed in February, 2009.

In 2009, approximately $1.5 million will be initially invested to perform approximately 10,000 metres of drilling focused on the following:

a)

Possible eastern extension of the Hosco deposit on the recently optioned Alexandria property.

b)

Testing for potential higher grade gold mineralization in the down dip extension of the Hosco deposit below 500 metres.

c)

Exploration targets north of the existing mineral resources.

In addition, BBA is currently working on a pre-feasibility study which is anticipated to be completed late in the second quarter, 2009.  Further work programs will be determined following receipt of this report.

Kipawa

At Kipawa, future work programs will be developed following detailed analysis and interpretation of the results of the 2008 field program.

Corporate Development

Aurizon will continue to focus on its organic growth within the Abitibi area surrounding its existing properties.  In addition, the Company is continuing to evaluate opportunities to increase its gold production and reserve profile.

2008 Year End Financial Results

Aurizon expects to release the fourth quarter and 2008 year end financial results on or about March 11, 2009, and will hold a conference call to discuss the results.  Details of the call, including times and contact numbers, will be announced closer to the date.

Aurizon also expects to release at approximately the same time, an updated mineral reserves estimate for the Casa Berardi mine.

Quality Control

Information of a scientific or technical nature in this news release was prepared under the supervision of Michel Gilbert, P.Eng., Vice President of Aurizon and a qualified person under National Instrument 43-101.

January 14, 2008
News Release

Aurizon Announces 2008 Gold Production and Plans for 2009

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Alternext U.S. (formerly the American Stock Exchange) under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

Non GAAP Information

Aurizon has included a non-GAAP performance measure of total cash costs per ounce of gold in this release. Aurizon reports total cash costs on a sales basis.  In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure.  Total cash costs are calculated in accordance with a standard, developed by The Gold Institute, which is the accepted standard for reporting cash costs of production in North America.  The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Forward-looking Information

Estimates regarding production, costs and expected recoveries at Casa Berardi in 2009 and the Company’s budgets and planned exploration and development programs on its various properties for 2009 constitutes ‘forward-looking information’ within the meaning of applicable Canadian securities legislation and will be updated if required under applicable Canadian securities laws.  This information is provided as general guidance only and is based on assumptions and subject to risks as described below.  Readers are cautioned that actual results may vary from the forward-looking information disclosed.

For further information, contact

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Michel Gilbert, Vice President Telephone: 819-874-4511 Fax: 819-874-3391
Web Site: www.aurizon.com; Email: info@aurizon.com
or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Jen Power: jpower@renmarkfinancial.com

Media: Vanessa Napoli: vnapoli@renmarkfinancial.com
Tel: (514) 939-3989  Fax: (514) 939-3717

January 14, 2009
News Release

Aurizon Announces 2008 Gold Production and Plans for 2009

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking information”, within the meaning of applicable Canadian securities legislation and also  “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the Company’s expectations and estimates as to 2009 production, total cash costs per ounce, onsite mining, milling and administration costs and sustaining capital expenditures at Casa Berardi, and the Company’s expected expenditures and planned programs on its properties for 2009. The forward-looking information expresses, as at the date of this news release, the Company’s plans, estimates, forecasts, and expectations, as to future events or results and are based on  the assumptions set out in the news release, and the further assumptions that past operational performance will continue, there will be no material disruption in operations, demand for and the price of gold will remain stable throughout 2009 and labour and equipment will be available when required to complete the planned programs, and at reasonable rates.

However, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, and currency exchange rates, factors arising from the present credit and liquidity crisis, the future effects of which are difficult to predict, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, and other risks more fully described in Aurizon’s Annual Information Form filed with the  Securities Commission of the Provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.